April 22, 2013

VIA EMAIL AND MAIL
Michael R. Clampitt, Senior Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:           China Commercial Credit, Inc.
  Confidential Draft Registration Statement on Form S-1
  Amendment No. 2
  Submitted February 14, 2013
  File No. 377-00112

Dear Mr. Clampitt:

China Commercial Credit, Inc. (the “Company”, “we”, “our”, “us”, or “CCC”) is electronically transmitting hereunder proposed responses to the letters received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated March 8, 2013 and March 22, 2013, regarding the Company’s Confidential Draft Amendment No. 2 to the Registration Statement on Form S-1 (the “Form S-1”) submitted on February 14, 2013. A marked version of the proposed amendment to the Form S-1 (the “Amendment”) is enclosed herewith reflecting all changes from the Amendment No. 2. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

A.	SEC Letter Dated March 8, 2013

Form S-1

General

1.
Revise to include all non 430A information, such as, volume, use of proceeds, etc., in your next pre-effective amendment. The staff will not be in a position to review your next amendment unless this information is included.

In response to the Staff’s comments, we have included the use of proceeds. The other non-430A information, including the number of shares being offered and the offering price, have not been finalized by the underwriters and the issuer at the time of this response.

2.	We note that some of your exhibits have still not been filed. Please provide completed exhibits with your next amendment so that we can review them.

In response to the Staff’s comments, we have included Exhibits 10.2, 10.7, 10.8, 99.2, 99.3, 99.4 and 99.5 in the Amendment. The remaining exhibits will be filed with the next amendment.

3.
We note from the facing page of your Form S-l that you are now considered a non-accelerated filer. Please tell us how you determined you are no longer a smaller reporting company. Please refer to General Note F to Regulation S-K.

Based on an aggregate of 243,433 shares held by non-affiliates, approximately 3 million shares to be offered in this offering at an estimated offering price of $7.00 per share, the public float as of the date hereof would be approximately $98 million. Therefore, we believe that the registrant is not a smaller reporting company.

4.	Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, audited consolidated financial statements for fiscal year ended December 31, 2012 are included in the Amendment.

5.
We note your response to comment 41 in our letter dated December 11, 2012. Please note that we continue to evaluate your response and the related agreements included in Amendment No. 2 to your registration statement and may have further comments.

Responses to the Staff’s comments received on March 22, 2013, are at the end of this letter.

Use of Market and Industrv data, page 1

6.
Revise to add a separate risk factor captioned, "Neither Management nor the Underwriters have performed due diligence on market and industry data cited in the Prospectus." We note the related disclosure at this heading.

In response to the Staff’s comments, we have included the requested risk factor on page 29 of the prospectus.

Summary
The Company
General, page 2

7.
We note your response to prior comment numbered 1 in your letter dated February 14, 2013.

The staff requests additional analysis starting with which entities will be receiving the proceeds of this offering. Disclose whether those proceeds will be recorded as loans or capital and the terms of either the capital or the loans. And tell us why you believe those entities will not be required to be co-registrants. We may have additional comments.

All of the proceeds are being raised by the Company.  The Company will then transfer to WFOE, its indirect wholly-owned subsidiary, most of the net proceeds (in RMB) through CCC BVI and CCC HK.  Approximately $10 million of such net proceeds (in RMB) will be accounted for as registered capital of WFOE as required by PRC law. WFOE will then lend the full amount of funds it received from CCC to the 12 shareholders of Wujiang Luxiang who will be obligated to contribute such proceeds to Wujiang Luxiang to increase Wujiang Luxiang’s registered capital.

CCC, through its subsidiaries, controls Wujiang Luxiang via the VIE Agreements and therefore their financial results are consolidated and they should be deemed one registrant.

8.	Revise the first sentence to clarify that CCC "controls through agreements a microcredit company.”

In response to the Staff’s comments, we have revised the first sentence accordingly.

9.
Revise the reference to Circular 23 to instead use the reference "Guidance on Microcredit Companies Pilot, Yin. Jian. Fa. (2008) No. 23 and file the document either as an Appendix or as an Exhibit in the next amendment.

In response to the Staff’s comments, we have revised the reference. The English translation of Circular 23 is included as Exhibit 99.2 to the Amendment.

Business Strategy, page 2

10.	Please disclose why you are attempting to sell shares in the US to provide capital to Wuijang Luxiang when it seems you might more easily raise funds in the PRC.

Since inception, we planned to be a public company in order to raise capital and initially considered the Chinese exchanges for this purpose. However, a public offering on the Chinese exchanges can be an uncertain and lengthy process for private Chinese companies, especially for microcredit companies. In addition, if we decide to raise additional capital in the future, secondary offerings on Chinese exchanges are unlikely. In contrast, capital raising as a publicly traded company in the United States is more certain and, depending on the success of our business, there is a higher likelihood of raising additional capital in the US through secondary offerings.

11.
We note you provided 2 Opinions by the General Office of the People's Government of Jiangsu Province, Nos. 132 (2009) and 142 (November 24, 2007). We also note this section refers to an Opinion No. 8 (2011). Please advise the staff as to the relevance of the two Opinions you provided the staff, how they impact the offering or corporate structure, and where they are cited in the Prospectus. In addition, file all three as either Appendices or Exhibits in the next amendment.

Jiangsu Document No. 132, No. 142 and No. 8 were issued by the General Office of Jiangsu government.  These provincial regulations are intended to specify detailed rules and parameters for the provincial government to regulate microcredit companies, in light of the general principles set out in Circular 23, which is a central government binding opinion intended to be supplemented by further central government laws and provincial regulations.  These three regulations regulate, among other things, incorporation of rural microcredit companies, the minimum registered capital amount, quality of such business’ employees, the maximum lending capacity, scope of business, target borrowers, accounting principles and loan loss reserve. Wujiang Luxiang was approved to be established in 2008 by the Jiangsu Government pursuant to, among other Jiangsu provincial regulations, Jiangsu Documents No. 132, No. 144 and No. 8.

As discussed in the “Corporate Structure” section of Amendment No. 3, although these Jiangsu regulations do not prohibit direct foreign equity investments in microcredit companies, it is in reality not possible for Jiangsu government to approve controlling foreign equity ownership in a for-profit microcredit company.  Therefore, we have entered into the VIE Agreements with Wujiang Luxiang and its shareholders to acquire control over Wujiang Luxiang.

The corporate structure of Wujiang Luxiang was approved by the Finance Office of Jiangsu government in October 2008.  Please refer to our responses to Comment No. 12 for a more detailed discussion.

The English translation of Jiangsu Document No. 132, No. 142 and No. 8 are included as Exhibits 99.3, 99.4 and 99.5, respectively, to the Amendment.

12.
We note the shareholder size restrictions contained in section III of Opinion 142. In this regard, advise the staff as to how Wuijang's corporate structure complies. In addition, advise if any shareholders of Wujiang are staff members at Party or Government organs and, if so, provide the details.

Jiangsu Documents No. 132, No. 142 and No. 8 were issued by the Finance Office of Jiangsu government.  The Finance Office of Jiangsu government is the direct regulatory authority of Wujiang Luxiang.  Despite the shareholder restrictions in Jiangsu Document No. 142, the promoters of Wujiang Luxiang obtained a Certificate of Approval from the Finance Office of Jiangsu government on October 7, 2008, approving Wujiang Luxiang to be established as a company with limited liability by stock in accordance with Circular 23, under which the number of shareholders shall be no more than 200 for a company with limited liability by stock.  We were advised by Da Cheng Law Offices, our PRC legal counsel, that such an approval from the Finance Office of Jiangsu government is the prerequisite condition for the Jiangsu Administration of Industry and Commerce (“AIC”) to grant the business license to Wujiang Luxiang.  The AIC issued the business license on October 21, 2008.

The shareholder structure evolved since its establishment in October 2008.  Certain initial shareholders transferred their equity interests to other existing shareholders.  As a result, Wujiang Luxiang currently has 12 shareholders.  According to PRC Company Law, Wujiang Luxiang is required to have an annual inspection of its corporate status and tax return filings.  Wujiang Luxiang has passed all the annual inspections since inception.  It is management’s belief that such annual inspection indicates Wujiang Luxiang’s corporate structure is in compliance with current PRC laws and regulations in the opinion of relevant government authorities, including the Finance Office of Jiangsu government.

None of the individual shareholders of Wujiang Luxiang is currently a staff member of the PRC Communist Party or any PRC government organs.

13.	Revise the second paragraph to explain how Wujiang plans to increase its registered capital.

In response to the Staff’s comments, we revised the disclosures in the second paragraph under Business Strategy.

14.	Clarify in the last paragraph that in addition to no binding agreements, there are no arrangements or understandings to acquire other microcredit companies at this time.

      In response to the Staff’s comments, we revised the disclosures accordingly.

Corporate Structure, page 4

15.
Revise the narrative of this section to break it down into subsections for CCC, CCC BVI, CCC HK, WFOE, and Wujiang Luxiang. For each, include in those subsections the information already disclosed and the following information:

●      Give the full legal name of the entity;
●      Give the total number of shareholders as of the most recent practicable date;
●      Disclose the number of directors and those who live in China and where shareholder meetings will be held;
●      Disclose what operating activities they will engage in and the approximate number of employees;
●      Name any key persons and describe their role;
●      Disclose what agreements are relevant to each entity and their material terms;
●      Add cross-references to the Exhibits for each Agreement; and,
●      disclose how those agreements operate.

In response to the Staff’s comments, we revised the narrative disclosure of this section accordingly.

16.
In the revisions made to your Corporate Structure disclosures, we note in footnote two to the diagram on page 5 that as a result of share exchange agreements, the 16 PRC individuals transferred 100% of their interests in their respective BVI companies to China Commercial Credit, Inc. (CCC) in exchange for 9,307,373 shares of common stock of CCC. Please tell us and revise your filing to disclose the following:

●    A description of the 16 BVI entities acquired as a result of the share exchange;

These 16 BVI entities were created for the sole purpose of being used to deliver shares of CCC to the BVI entities’ shareholders.  None of these entities has nor intends to have any operations in the foreseeable future.  None of them has any employees.  We have revised the disclosure accordingly.

●    A detailed understanding of how these transactions were recorded in your financial statements as a result of the share exchange; and

Upon completion of the share exchange, CCC (legal acquirer) acquired 100% of the equity interests of the 16 BVI entities (legal acquirees) in exchange for 9,307,373 shares of common stock of CCC, which constituted 90% of CCC outstanding common shares as of and immediately after the consummation of the reverse acquisition. As a result of the reverse acquisition, the 16 BVI entities became CCC’s wholly-owned subsidiaries and the 16 PRC individuals became CCC shareholders.

The transaction is considered a reverse acquisition with the 16 BVI entities as accounting acquirers and CCC as accounting acquiree. Since neither CCC nor the 16 BVI entities has any operation and only a minor amount of net assets, this share exchange is considered as a capital transaction in substance, rather than a business combination.

The transaction is recorded as a “reverse recapitalization” equivalent to the issuance of stock to the 16 BVI entities for the net monetary assets of CCC. The accounting for the transaction is identical to a reverse acquisition, except that no goodwill is recorded.

Upon consummation of the share exchange, the financial statements of CCC become those of the 16 BVI entities with adjustments to reflect the changes in equity structure and receipt of the assets of CCC which is minimal.

We looked through the 16 BVI entities and treated the share exchange as a reverse merger between CCC and Wujiang Luxiang for accounting purposes, even though the shares exchange is between CCC and the 16 BVI entities, because of the following reasons: (i) neither CCC nor any of the 16 BVI entities has any operations and only a minor amount of net assets; (ii) the 16 PRC individuals, who were the former owners of the 16 BVI entities, are the ultimate owners of Wujiang Luxiang, and (iii) the sole purpose of the share exchange is to issue approximately 90% (prior to this offering) of CCC shares to the Wujiang Luxiang Shareholders.

Therefore, the fair value of the 9,307,373 shares issued as consideration will be valued at an amount equal to the net assets of Wujiang as of August 7, 2012 which is $65,221,962.

All expenses incurred by CCC prior to August 7, 2012 will be reclassified to additional paid in capital in accordance with the reverse acquisition accounting.

●      How you determined the amount of common stock to issue to these 16 PRC individuals.

The amount of common stock issued in CCC to the 16 PRC individuals was in the exact proportion to their ownership in Wujiang Luxiang.  The 9,307,373 shares issued to the 16 PRC individuals represent 90% of the total issued and outstanding number of shares of CCC prior to this offering, as agreed by the initial shareholder of CCC and Wujiang Luxiang Shareholders.

17.
We also note your disclosure that CCC International Investment Ltd. ("CCC BVI") and CCC International Investment Holding Ltd HK ("CCC HK") were both incorporated on August 21, 2012 and September 4, 2012, respectively. Please tell us and revise your filing to explain the business and/or legal purpose of these entities and the reasons they were created.

In response to the Staff’s comments, we revised our disclosures in the Amendment with regard to CCC BVI and CCC HK.

18.
Disclose whether the overall arrangement has been submitted to Wuijang Luxiang's regulators, the AIC or SAFE, for approval and the results of such exam. If it has not been approved, provide a legal opinion as to the viability of the arrangement relative to the laws under which Wuijang Luxiang operates, or advise us why this is not required for investors in the offering.

In response to the Staff’s comments, we included additional disclosure with regard to WFOE and the VIE Agreements explaining that such VIE arrangements are not subject to AIC or SAFE approval.  Pursuant to the legal opinion provided by Da Cheng, our PRC counsel, a form of which is attached to the Amendment as Exhibit 99.1, management believes such VIE arrangements are effective and enforceable under the current PRC laws and regulations.

19.
With regard to Exhibit 10.2, the Exclusive Business Cooperation Agreement, and with a view towards additional disclosure, advise the staff as to why it is signed by an official of Wujiang Luxiang Credit Joint Stock Co., Ltd. Why are they not on the corporate structure chart?

The parties to the Exclusive Business Cooperation Agreement are WFOE and Wujiang Luxiang. “Wujiang Luxiang Credit Joint Stock Co., Ltd.” is an alternative English translation of Wujiang Luxiang’s company name. We have included a revised form of this agreement with the correct English translation of Wujiang Luxiang as Exhibit 10.2.

20.	Revise to disclose if the Share Pledge Agreements have been registered with the relevant AIC and include the date on which this was completed.

The disclosure has been revised to state that each of the 12 Wujiang Luxiang shareholders have completed their respective share pledge registrations with AIC as of April 15, 2013.

21.	Revise to include a cross-reference to the more complete discussion on page 58 in the "Business" section under "Contractual Arrangements".

Such reference was made in the second to last paragraph on page 4 of the Amendment. In response to the Staff’s comments, we included a new footnote (3) to the corporate structure diagram and included a cross-reference to the more detailed discussion of the VIE Agreements under “Business - Our History and Corporate Structure - Contractual Arrangements” on page 47 of the Amendment.

22.	The staff notes that footnote (2) on page 5 discloses that 16 individuals own 9,307,373 of the 11,520,737 shares of CCC. The Beneficial Ownership table states 8,958,874. Please reconcile.

The Beneficial Ownership table only includes officers, directors and 5% or greater beneficial owners of our common stock. None of the 16 individuals is a director or officer of CCC, except Mr. Huichun Qin, and  some of the 16 individuals beneficially own less than 5% of our shares of common stock and therefore are not included in the Beneficial Ownership table.

23.	Supplementally provide the staff with the following information;

●	the number of shares of Wujiang and percentage ownership of Wujiang for the 16 persons listed on page 82;

Wujiang Luxiang is a limited liability company whose equity ownership is not represented by shares, but by percentage of interest. As previously disclosed, the 16 persons listed (other than Mr. Qin) do not directly have an ownership interest in Wujiang Luxiang, but rather are owners of the owners of Wujiang Luxiang.  The following chart sets forth each of the 16 individual’s equity interest percentage of Wujiang Luxiang through the Wujiang Luxiang entity equity holders that the 16 individuals own.

No.	Names of 16 PRC individual	Wujiang Luxiang Shareholders Owned by 16 PRC individuals	Percentage of Wujiang Luxiang Equity Interest that could be attributed to the 16 PRC individuals
1.	Ling, Jingen	Su Zhou Ding Li Real Estate Co.,Ltd	9.730%
2.	Cui, Genliang	Hengtong Group Co., Ltd	6.756%
3.	Song, Qidi	Jiang Su Kelin Group Co., Ltd	6.200%
4.	Wu, Jianlin	Hao Yun Lai Group Co., Ltd	6.308%
5.	Mo, Lingen	Yongding Group Co., Ltd	6.756%
6.	Xu, Weihua	Viva Group Co., Ltd	6.308%
7.	Li, Senlin	Xinshen Group Co., Ltd	6.756%
8.	Shen, Xiaoping	Tong Ding Group Co., Ltd	6.756%
9.	Ling Jinming	Wu Jiang Hui Xin Weaving Co., Ltd.	6.814%
10.	Jiang, Xueming	Eastern Hengxin Capital Holding Group Co., Ltd	6.200%
11.	Shen Longgen	Sanlian Dyeing Co., Ltd.	2.429%
12.	Pan, Meihua	Sanlian Dyeing Co., Ltd.	0.851%
13.	Ling, Jianferg	Su Zhou Ding Li Real Estate Co.,Ltd	3.783%
14.	Ma, Minghua	Sanlian Dyeing Co., Ltd.	1.987%
15.	Wu, Weifang	Sanlian Dyeing Co., Ltd.	1.041%
16.	Qin, Huichun	Qin, Huichun	2.113%
		TOTAL:	80.79%

●	the names of the 11 Chinese companies referenced in footnote (1) and their percentage ownership interest in Wujiang; and,

No.	Name of 11 Chinese Companies	Percentage of Equity Interests in Wujiang Luxiang
1.	Eastern Hengxin Capital Holding Group Co., Ltd	7.14%
2.	Heng Tong Group Co., Ltd.	7.78%
3.	Hao Yun Lai Group Co., Ltd.	7.78%
4.	Wu Jiang Hui Xin Weaving Co., Ltd.	7.85%
5.	Kelin Group Co., Ltd.	7.14%
6.	Su Zhou Ding Li Real Estate Co., Ltd.	15.57%
7.	Sanlian Dyeing Co., Ltd.	7.78%
8.	Xin Shen Group Co., Ltd.	7.78%
9.	Yong Ding Group Co., Ltd.	7.78%
10.	Viva Group Co., Ltd.	7.78%
11.	Tong Ding Group Co., Ltd.	7.78%
		Total: 92.19%

●	what benefits those holders of Wujiang not owning shares of CCC will receive under the Agreement and what percentage of the Net Income of Wujiang will go to those holders.

All of the 12 Wujiang Luxiang shareholders, directly or indirectly through their representatives, own CCC shares.

Risk Factors, page 12

24.
We note the second risk factor provided on page 19 related to the possibility that you may be subject to sanctions by the authorities, which may include suspension of operation and revocation of business license, for charging excessive rates on direct loans during 2010 and 2011. Please tell us and revise to provide a detailed understanding of this risk factor that includes the following:

●	The number of and amount of loans originated that may have had excessive interest rates;

We clarified the disclosures with regard to these transactions in the risk factor discussion on page 16 and the Business section on page 51 of the Amendment.

●	Whether or not you have recorded any liability related to any penalties and fines that may be forthcoming; and

Management believes the likelihood of adminstrative sanction such as penalty or fine is very low. In addition, the amount of the consulting fee was immaterial compared to our net revenue in 2010 and 2011. Therefore, management does not deem it necessary to accrue any liability.

●	An update as to the current status of any actual or pending litigation with respect to these loans.

There is no actual, and management is not aware of any pending, litigation, regulatory sanctions or administrative proceedings against Wujiang Luxiang with regard to these transactions.

25.
Include a risk factor about the voting control after the offering of the 16 parties listed on page 82. If correct, clarify that they will own more than enough shares to control the election of directors, and thereby the future course of the company.

Each of the 16 individuals exercises his own voting and dispositive power over the CCC shares he owns. There is no voting agreement or other arrangement whereby these 16 individuals agreed to act in concert as a group to control the election of directors and/or the future course of CCC.

26. Revise to add a risk factor for the dilution disclosed on page 39.

In response to the Staff’s comment, we have included such a risk factor on page 26 of the Amendment.

We may be subject to administrative sanctions ... , page 19

27. Disclose the amount past due and your reason for nonpayment.

In response to the Staff’s comment, we have included additional disclosures.

Business
Our History and Corporate Structure
Contractual Arrangements, page 58

28.	Expand the discussion under "Exclusive Business Cooperation Agreement" to clearly explain the details of the agreement with regard to the following;

●	Who at WFOE will manage Wujiang;

The sole director and president of WFOE, Mr. Qin, will manage Wujiang Luxiang pursuant to the terms of the Exclusive Business Cooperation Agreement.

●	What authority will WFOE have over expenses, salary raises and bonuses, hiring, firing and other operational functions;

WFOE will have absolute authority relating to the management of Wujiang Luxiang, including but not limited to decisions with regard to expenses, salary raises and bonuses, hiring, firing and other operational functions.

●	Does the agreement prohibit related party transactions and, if not, how will they be approved; and,

The Exclusive Business Cooperation Agreement does not prohibit related party transactions. Upon installation of the audit committee of CCC at the consummation of this offering, the audit committee will review and approve in advance any related party transactions, including transactions involving WFOE or Wujiang Luxiang.

●	Explain how Wujiang will be able to grow and expand if it remits all of its net income to WFOE.

Substantially all the net proceeds from this offering and future offerings will be used to increase Wujiang Luxiang’s registered capital, which in turn will increase its lending capacity.

We included additional disclosures under the section "Loan Agreement between WFOE and Wujiang Luxiang Shareholders" on page 49 of the Amendment to clarify the flow of funds among entities.

Share Pledge Agreement, page 59

29.	Revise to clarify if the Wujiang equity owners have exchanged their interests in Wujiang for their interests in the WFOE and if those equity interests in WFOE are subject to the Pledge Agreement.

Wujiang Luxiang Shareholders did not exchange their interests in Wujiang Luxiang for interests in WFOE. The 12 Wujiang Luxiang Shareholders pledged their equity interests in Wujiang Luxiang to guarantee Wujiang Luxiang’s performance of its obligations under the Exclusive Business Cooperation Agreement. The 12 Wujiang Luxiang Shareholders do not have direct equity ownership in WFOE. We believe the disclosures in Amendment No. 2 relating to this issue are sufficient and clear.

Certain Relationships ...
Loan Agreements, page 81

30.	Revise to discuss the loan policy with related parties and whether loans made will be on terms comparable to persons not related to the lender.

In response to the Staff’s comments, we included revised disclosures.

Share Exchange Agreements, page 82

31.	Disclose the per share price of the preferred stock acquired by the 16 individuals.

The 16 individuals did not receive any preferred stock in the Share Exchange.

Description of Capital Stock
Preferred Stock, page 84

32.
We note your reference to consultants. Please revise to disclose what the consultants did on behalf of the Company and, if the agreements with the consultants were written, file as exhibits. In addition, revise to disclose the aggregate dollar amounts that will be exchanged at the per share conversion price.

We revised the disclosure to clarify that the consultant is also the initial shareholder of CCC. The initial shareholder of CCC received 691,244 shares of common stock of CCC on December 19, 2011 in consideration of the incorporation services rendered.  As agreed by the parties, the shares of common stock to be received upon conversion of the Series A and Series B Stock shall come from shares held by the initial shareholder of CCC. The holders of Series A Stock and Series B Stock will receive an aggregate of $642,500 worth of shares of common stock upon closing of this offering.

Unaudited Interim Financial Statements

Note 5. Loans Receivable, Net, page F-34

33.	We note disclosure on page F-35 related to your non accrual loans. Please address the following:

●
Your nonaccrual loans have increased from $99 thousand as of December 31, 2011 to $7.5 million as of September 30, 2012. Please tell us and revise your filing to explain the reason(s) for the significant increase in nonaccrual loans during 2012 and how this was considered in your determination of your allowance for loan losses at each period end.

The nonaccrual loan amount as of September 30, 2012 should have been $1.7 million. The increase from $99 thousand to $1.7 million was because during 2012, some of our borrowers delayed repayment due to the slow-down in the textiles industry. According to our policy, when either interest or principal is 90 days overdue, we will reverse all accrued interest on that loan and classify it as a nonaccrual loan. These nonaccrual loans were not considered as impaired as the principal are either secured by collateral or guaranteed by a third party. In addition, historically we were able to collect those nonaccrual loans within one year after being classified as nonaccrual loans. As of December 31, 2012, the nonaccrual balance was $1.6 million.  In the determination of our allowance of loan losses, we take into consideration the fair value of the collateral if it is a collateral backed loans or the financial capability of the guarantor if it is a guarantee back loan, we consider a loan as impaired when it is overdue and either the value of the collaterals has dropped below the outstanding balance of the loan or when the financial capability of the guarantor is determined to be inadequate to provide the guarantee.

●
We note from the disclosures on page F-36 that your loans not classified as "pass" as of September 30, 2012 totaled $5.7 million compared to total nonaccrual loans of $7.4 million. Please tell us how you have classified your nonaccrual loans by credit quality indicator as it appears based upon your current disclosure that you have nonaccrual loan(s) classified as "pass" as of September 30, 2012.

Nonaccrual loans consist of loans with overdue principal and/or overdue interest. While we reverse all accrued interest income once it is classified as a nonaccrual loan, the principal amount of the nonaccrual loan is included in our loan receivable. When classifying the nonaccrual loan, we follow the "Five-Tier Principle". We take into consideration (i) the financial condition of the borrower, (ii) the fair value of the collateral, and (iii) the financial prospect of the guarantor, which is usually a corporation or high net worth individual. The following is the summary of the five classification criteria:

(I)       If (a) the borrower's financial condition is stable, (b) the nonaccrual loan has sufficient collateral or (c) the third party guaranty can demonstrate strong financial capability and the principal is not due but interest is overdue more than 90 days, we classify it as "pass".

(II)     If either the principal or interest of a nonaccrual loan is overdue by 90 days but not both, or there is a negative indicator in regards to (a) the financial condition of the borrower, (b) the fair value of collateral or (c) the financial capability of the guarantor, we classify it as "special mention".

(III)    If either the principal or interest of a nonaccrual loan is overdue by 91 days — 180 days but not both, or there is a negative indicator in regards to (a) the financial condition of the borrower, (b) the fair value of collateral or (c) the financial capability of the guarantor, we classify it as "substandard" and initiate litigation for collection.

(IV)    If either the principal or interest of a nonaccrual loan is overdue by more than 180 days, or there is a negative indicator in regards to (a) the financial condition of the borrower, (b) the fair value of collateral or (c) the financial capability of the guarantor, and litigation is in progress but loses expected, we classify it as "doubtful".

(V)     If during litigation we expect a loss of more than 90% of the loan amount, either due to (a) the decline in fair value of the collateral, (b) there being substantial doubt about the financial capability of the guarantor, or (c) there being substantial doubt about the liquidity of the borrower, we classify it as "loss".

As of September 30, 2012, majority of our nonaccrual loans fall under category (I) and (II).

●
We note your disclosure related to impaired loans on page F-40. Based upon this disclosure, please tell us how you determined that none of your nonaccrual loans as of September 30, 2012 were considered to be an impaired loan.

We made the determination based on the fair value of the collateral of the loans and the financial condition of the guarantors. As disclosed in footnote 5.2, we require either collateral or third party guaranties before we grant a loan. Collateral includes land use rights, buildings ownership and negotiable instruments. When a loan was classified as nonaccrual, we first assess the fair value of the collateral, if any, or enquire about the financial condition of the third party guarantor to make a determination if that loan should be considered impaired. If it indicates that future collection is less than probable, we impair the loan immediately to the provision of loan loss. Based on the two criteria, we determined there is no impaired loan as of September 30, 2012.

34.
We note disclosure of your loan portfolio by collateral as of September 30, 2012 on page F-36. Please tell us how you considered whether collateral type represents a class of financing receivables pursuant to ASC 310-1 0-55-17(d). If so, please revise your filing to provide all of the required disclosures for classes of financing receivables required by ASC 310-10-50.

Pursuant to ASC 310-10-55-17, an entity should consider the level of detail needed by a user to understand the risks inherent in the entity’s financing receivables.  We revised our filing to include the collateral type as a sub-category under the main categories of “business loans” and “personal loans” to further reflect the risk associated with the type of collateral.  We internally assess and monitor the credit risks based on the main categories of “business loans” and “personal loans”.  However, when assessing the risk, we also consider the inherent risk associated with the particular type of collateral and, hence, we believe dividing the loan portfolio into sub-categories according to collateral types provide useful information to investors.

Exhibit 23.1

35.	Please provide an updated consent from your independent accountants in your next amendment.

Updated consent of Marcum LLP is included as Exhibit 23.1 to the Amendment.

B.  SEC Letter Dated March 22, 2013

General

1.
We note your response to comments 38 and 41 from our letter dated December 11, 2012 in which you state that China Commercial Credit, Inc. (CCC), through CCC BVI, CCC HK and WFOE, has exclusively controlled Wujiang Luxiang Rural Microcredit Co. Ltd (Wujiang Luxiang) and received all the economic benefits of Wujiang Luxiang through VIE agreements since September 26, 2012, when the VIE agreements were executed. Based upon our review of your corporate structure on page five and the VIE agreements provided as Exhibits 10.2 through 10.6 and the financial statements you have provided, it remains unclear to us how you gave recognition to the execution of the VIE agreements from the perspective of CCC and how you have complied with the financial statement requirements of Article 3 of Regulation S-X, which requires inclusion of the financial statements of the registrant and its predecessors. Please provide us with financial statements that comply with Article 3 of Regulation S-X and provide us a comprehensive analysis of the authoritative guidance you relied upon to support your financial statement presentation.

On August 7, 2012, CCC entered into certain share exchange agreements with 16 PRC individuals, each of whom is the sole shareholder of a British Virgin Island company (collectively “16 BVI entities”), and the 16 BVI entities. These 16 PRC individuals represent the ultimate owners of the Wujiang Luxiang shareholders.

Upon completion of the share exchange, CCC (legal acquirer) acquired 100% of the equity interests of the 16 BVI entities (legal acquirees) in exchange for 9,307,373 shares of common stock of CCC, which constituted 90% of CCC’s outstanding shares of common stock as of and immediately after the consummation of the reverse acquisition. As a result of the reverse acquisition, the 16 BVI entities became CCC’s wholly-owned subsidiaries and the 16 PRC individuals became CCC stockholders, who collectively own approximately 90% of CCC’s total issued and outstanding shares of common stock.

The transaction is considered a reverse recapitalization with the 16 BVI entities as accounting acquirers and CCC as accounting acquiree. Since neither CCC nor the 16 BVI entities have any operation and only a minor amount of net assets, the share exchange is considered a capital transaction in substance, rather than a business combination.

Upon consummation of the share exchange, the financial statements of CCC became those of the 16 BVI entities, with adjustments to reflect the changes in equity structure and receipt of the assets of CCC, which is minimal.

We looked through the 16 BVI entities and treated the share exchange as a reverse merger between CCC and Wujiang Luxiang for accounting purposes, even though the shares exchange is between CCC and the 16 BVI entities, because of the following reasons: (i) neither CCC nor any of the 16 BVI entities has any operation and only a minor amount of net assets; (ii) the 16 PRC individuals, who were the former owners of the 16 BVI entities, are the ultimate owners of Wujiang Luxiang, and (iii) the sole purpose of the share exchange is to issue approximately 90% of pre-offering CCC shares to the ultimate owners of Wujiang Luxiang Shareholders.

Since CCC had no operations or large amount of net assets, the reverse merger was treated as a reverse recapitalization. No goodwill or income was recorded in the reverse merger.

Subsequent to the share exchange, on September 26, 2012, CCC (which is 90% owned by the 16 PRC individuals), through its indirectly wholly owned subsidiary, WFOE, which also had no historical operations or significant net assets, entered into a series of VIE Agreements with Wujiang Luxiang. The purpose of the VIE Agreements is solely to give WFOE the exclusive control over Wujiang Luxiang’s management and operations.

Wujiang Luxiang is considered a business under ASC 805 and WFOE is a holding company wholly owned by CCC. In our VIE accounting analysis, we followed the following steps:

Step 1. Determine if the VIE model applies to the Company.

1.           Wujiang Luxiang is considered a legal entity under ASC 810-10

2.           Do the ASC 810-10-15-17 exceptions apply?

Answer: No. WFOE does not meet any exceptions listed under ASC 810-10-15-17.

3.           Does Wujiang Luxiang and WFOE meet the deferral conditions in ASC 810-10-65-2(aa)?

Answer: No.

4.           Does WFOE have a variable interest in Wujiang under ASC 810-10?

Answer: Yes. Pursuant to the Exclusive Option Agreement and Exclusive Business Cooperation Agreement.

Step 2. Determine if Wujiang Luxiang is a VIE on September 26, 2012, the date when VIE agreements were executed.

In accordance with ASC 810-10-15-14(a), Wujiang Luxiang is considered a VIE if any of the following conditions exist:

●	Characteristic 1: Is the equity investment at risk insufficient to finance the activities?
●	Characteristic 2: Do the holders of the equity investment at risk lack power to direct activities that most significantly impact the entity’s performance?
●	Characteristic 3: Was the equity investment at risk of Wujiang Luxiang established with non-substantive voting rights?
●	Characteristic 4: Do parties other than the holder of the equity investment at risk have the obligation to absorb expected losses?
●	Characteristic 5: Do parties other than the holders of the equity investment at risk have the right received the residual returns?

Equity investment at risk are interests that should be reported as equity in the VIE’s financial statements, i.e. Wujiang Luxiang. These equity investments:

●	include only investments that participate significantly in profits and losses, even if those investments do not carry voting rights;
●	exclude equity interests that the entity issued in exchange for subordinated interests in other VIEs;
●
exclude amounts provided to the equity investor (e.g., by fees, charitable contributions, or other payments) by others involved in the VIE, unless the provider is included in the same set of consolidated financial statements as the investor; and

●
exclude amounts financed for the equity investor (e.g., by loans or guarantees of loans) by others involved in the VIE, unless the financing party is included in the same set of consolidated financial statements as the investor.

If an entity has equity capital of less than 10% of its total assets, the capital generally is considered insufficient to allow the entity to finance its activities without additional subordinated financial support.

As above, Wujiang Luxiang is a VIE.  Characteristic 4 and 5 above were met as WFOE has the obligation to absorb expected loss and has the right to receive the residual return.

Even though we concluded Wujiang Luxiang is a VIE, but because of the share exchange between CCC and the 16 BVI entities on August 7, 2012, where the owners of the 16 BVI entities who are also the ultimate owners of Wujiang Luxiang obtained control of CCC subsequent to the share exchange but before the variable interest entity relationship was establish between WFOE (a wholly owned subsidiary of CCC) and Wujiang Luxiang, the Company considered the share exchange on August 7, 2012 as a reverse recapitalization of Wujiang Luxiang and the subsequent VIE structure was merely a vehicle to further secure control of Wujiang Luxiang by the ultimate owners of Wujiang Luxiang through control of CCC.

Therefore the transaction is considered to be a recapitalization of the accounting acquirer, Wujiang, rather than a business combination since the legal registrant, CCC, was a non-operating shell company at the date of consummation of the VIE agreements. Under these circumstances, historical financial statements of the shell company and its non-operating shell subsidiaries were deemed not to be required and only the financial statements of Wujiang Luxiang were presented.

Risks Related to Our Corporate Structure, page 25

2.
We note your disclosure on page 28 that the failure or inability of your PRC shareholders to receive any required approvals or make any required registrations under SAFE Circular No. 75 may limit your PRC affiliates’ ability to make distributions or pay dividends. Please tell us and revise your filing to discuss the process for making of distributions or paying dividends from your PRC affiliates, including the PRC governmental approvals required and how the PRC government enforces compliance with SAFE Circular No. 75. In addition, tell us how you considered SAFE Circular No. 75 and other restrictions in applying the guidance in Rule 4-08(e) and 5-04 of Regulation S-X.

In response to the Staff’s comment, we included additional disclosures on page 23 of the Amendment with regard to the WFOE’s dividend payment process.

Business, page 56
Contractual Arrangements, page 58

3.
We note summary disclosures of your exclusive business cooperation agreement, share pledge agreement, exclusive option agreement, power of attorney, and timely reporting agreement, that are collectively also known as VIE agreements. We also note that these are agreements entered into by Wu Jiang Lu Xiang Information Technology Consulting Co., Ltd. (WFOE), WuJiang LuJiang, and the shareholders of Wujiang LuJiang. For each of your VIE agreements, please revise your disclosures here and elsewhere in your filing to include discussion of the following, to the extent not previously disclosed:

●	Duration of each of these agreements;

●	Renewal provisions, including a discussion of all parties who are required to consent to renewal;

●	Termination of revocability provisions, including a discussion of the costs to terminate and who must consent to termination;

●	Rights and restrictions/barriers to exercising those rights, for both the registrant and the VIE shareholder; and

●	Obligations/requirements under the contracts.

While these agreements may be included as exhibits to your filing, we believe that enhanced disclosures related to these agreements should also be provided in your filing.

In response to the Staff’s comment, we included additional disclosures in the Amendment in the section titled “Contractual Arrangements”.

4.
As a related matter, we note disclosure on page 59 that for your exclusive option agreement, the option price is equal to the capital paid in by the Wujiang Luxiang shareholders. Please revise your filing to quantify the total option price as of the most recent period that would be paid to WuJiang Luxiang shareholders if WFOE exercised the option to purchase all of the equity interests in Wujiang Luxiang. In addition, please disclose whether such option price is fixed or will change in the future based on additional capital contributions or WuJiang Luxiang’s results of operations.

In response to the Staff’s comment, we included additional disclosures in the Amendment in the description of the Exclusive Option Agreement.

Exhibits

5.
We note that you have filed a Share Pledge Agreement, an Exclusive Option Agreement, and a Power of Attorney agreement between WFOE and Wu Jiang Hui Xin Weaving Co., Ltd. as Exhibits 10.3, 10.4, and 10.5, respectively. Please amend your filing to either file similar agreements as exhibits for the remaining shareholders of Wujiang Luxiang or definitively confirm to us that these agreements exist and have been executed. As part of your response, to the extent you do not file the agreements, please confirm each agreement is substantially similar to Exhibits 10.3, 10.4, and 10.5 and provide to us a schedule listing each shareholder of Wujiang Luxiang, their percentage ownership, and the date they signed the agreements.

We confirm each of the 12 Wujiang Luxiang Shareholders have entered into a Share Pledge Agreement, Exclusive Option Agreement, and a Power of Attorney, which are substantially similar to the Exhibits 10.3, 10.4 and 10.5.  Below is a schedule of the 12 Wujiang Luxiang Shareholders’ ownership percentages and the dates of the agreements.

No.	Name of Owners	Percentage of Equity Interests in Wujiang Luxiang	Date of Execution of the Respective VIE Agreements
1.	Eastern Hengxin Capital Holding Group Co., Ltd	7.14%	September 26, 2012
2.	Heng Tong Group Co., Ltd.	7.78%	September 26, 2012
3.	Hao Yun Lai Group Co., Ltd.	7.78%	September 26, 2012
4.	Wu Jiang Hui Xin Weaving Co., Ltd.	7.85%	September 26, 2012
5.	Heng Tong Group Co., Ltd.	7.14%	September 26, 2012
6.	Su Zhou Ding Li Real Estate Co., Ltd.	15.57%	September 26, 2012
7.	Sanlian Dyeing Co., Ltd.	7.78%	September 26, 2012
8.	Xin Shen Group Co., Ltd.	7.78%	September 26, 2012
9.	Yong Ding Group Co., Ltd.	7.78%	September 26, 2012
10.	Viva Group Co., Ltd.	7.78%	September 26, 2012
11.	Tong Ding Group Co., Ltd.	7.78%	September 26, 2012
12.	Huichun Qin	7.81%	September 26, 2012
		Total: 100%

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We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Benjamin Reichel Esq., at (212) 370-1300.

Very truly yours,

/s/ Mr. Huichun Qin
Mr. Huichun Qin